September 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.

Registration Statement on Form S-1, as amended

File No. 333-271622

Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

As representative of the several underwriters of the proposed offering of Syra Health Corp. (the “Company”), we hereby withdraw our prior letter to join the Company’s request for acceleration of the above-referenced Registration Statement, dated September 22, 2023.

Sincerely,

Kingswood, a division of Kingswood Capital Partners, LLC

By:	/s/ Tyler Bashaw
Name:	Tyler Bashaw
Title:	Director